Filed Pursuant to Rule 433
Registration Statement No. 333-200089

AUTOCALLABLE MARKET-LINKED STEP UP NOTES

	Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index	This graph reflects the hypothetical return on the notes. This graph has been prepared for purposes of illustration only.
Issuer	The Bank of Nova Scotia (“BNS”)
Principal Amount	$10.00 per unit
Term	Approximately three years, if not called
Market Measure	The Russell 2000® Index (Bloomberg symbol: “RTY”)
Automatic Call	The notes will be called automatically on any Observation Date if the closing level of the Market Measure is equal to or greater than the Call Level
Call Level	100% of the Starting Value
Observation Dates	Approximately one year and two years from the pricing date
Call Amount	[$11.05 to $11.15] if called on the first Observation Date and [$12.10 to $12.30] if called on the second Observation Date, each to be determined on the pricing date.
Payout Profile at Maturity

•       If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment

•       If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure

•       1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk

Step Up Value	130% of the Starting Value
Step Up Payment	$3.00 per unit, a 30% return over the principal amount
Threshold Value	100% of the Starting Value
Investment Considerations

This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes, are willing to take full downside risk and forgo interim interest payments, and are willing to have their notes called prior to maturity.

Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/9631/000110465916124613/a16-10479_8fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•                  If your notes are not called prior to maturity, your investment may result in a loss; there is no guaranteed return of principal.

•                  Payments on the notes are subject to the credit risk of BNS, and actual or perceived changes in the creditworthiness of BNS are expected to affect the value of the notes. If BNS becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•                  The initial estimated value of the notes on the pricing date will be less than their public offering price.

•                  If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•                  If called, your return on the notes is limited to the applicable Call Premium.

•                  You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•                  The notes are subject to risks associated with small-size capitalization companies.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The Bank of Nova Scotia (“BNS”) has filed a registration statement (which includes a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BNS has filed with the SEC for more complete information about BNS and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BNS's Central Index Key, or CIK, on the SEC website is 9631. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BNS faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.